Exhibit 12

ROCKWELL COLLINS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio)

	Three Months
	Ended
	December 31,	Fiscal Year Ended September 30,
	2016	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income from continuing operations before income taxes	$203	$935	$962	$882	$865	$832
Add / (Deduct):
Earnings from equity affiliates, net of distributions	1	3	1	14	(3)	(8)
	204	938	963	896	862	824
Add fixed charges included in earnings:
Interest expense	20	64	61	59	28	27
Interest element of rentals	6	26	25	22	23	24
Total earnings available for fixed charges	$230	$1,028	$1,049	$977	$913	$875
Fixed charges:
Fixed charges included in earnings	$25	$90	$86	$81	$51	$51
Capitalized interest	—	—	—	—	—	—
Total fixed charges	$25	$90	$86	$81	$51	$51
Ratio of earnings to fixed charges (1)	9	11	12	12	18	17

(1) In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for income or loss attributable to minority interests in subsidiaries, undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. Fixed charges are defined as interest on borrowings (whether expensed or capitalized) and that portion of rental expense applicable to interest. Our ratio of earnings to combined fixed charges and preferred stock dividends for the period above are the same as our ratio of earnings to fixed charges because we had no shares of preferred stock outstanding for the period presented and currently have no shares of preferred stock outstanding.